UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

COHEN & COMPANY INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

19249M 102

(CUSIP Number)

Daniel G. Cohen

Cira Centre

2929 Arch Street, Suite 1703

Philadelphia, Pennsylvania 19104-2870

(215) 701-9555

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 19249M 102

1	Name of Reporting Person Daniel G. Cohen

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 773,054(1)(2)(3)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 693,054(1)(2)

	10	Shared Dispositive Power 80,000(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 773,054(1)(2)(3)

12	Check box, if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 44.27%

14	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 64,113 shares of the common stock, par value $0.01 per share (“Common Stock”), of Cohen & Company Inc., a Maryland corporation (the “Issuer”), held directly by Daniel G. Cohen (the “Reporting Person”), and (ii) 76,240 shares of Common Stock held through Cohen Bros. Financial, LLC, a Delaware limited liability company of which the Reporting Person is the sole member (“CBF.”).

(2)

Includes (i) 525,201 shares of Common Stock into which the 5,252,002 membership units in Cohen & Company, LLC, a majority owned subsidiary of the Issuer (the “Operating LLC”), may be redeemed, which the Reporting Person holds through CBF; and (ii) 27,500 shares of Common Stock into which 275,000 membership units in the Operating LLC may be redeemed within 60 days of the date of this Amendment No. 10 to Schedule 13D, which the Reporting Person holds directly.

(3)	Includes 80,000 shares of Common Stock held by EBC 2013 Family Trust (“EBC”), of which the Reporting

SCHEDULE 13D
CUSIP No. 19249M 102

Person may be deemed to be a beneficial owner as a result of his position as a trustee of EBC and because the Reporting Person has sole voting power with respect to all shares held by EBC.  While the Reporting Person has sole voting power with respect to all shares of the Issuer held by EBC, decisions with respect to the disposition of such shares are made by a majority of the trustees of EBC.

SCHEDULE 13D
CUSIP No. 19249M 102

This Amendment No. 10 to Schedule 13D is filed to amend Items 3, 4, 5, 6 and 7 of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2011, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on January 17, 2013, Amendment No. 2 to Schedule 13D filed with the SEC on May 14, 2013, Amendment No. 3 to Schedule 13D filed with the SEC on September 30, 2013, Amendment No. 4 to Schedule 13D filed with the SEC on November 21, 2014, Amendment No. 5 to Schedule 13D filed with the SEC on October 27, 2015, Amendment No. 6 to Schedule 13D filed with the SEC on December 20, 2017, Amendment No. 7 to Schedule 13D filed with the SEC on February 23, 2018, Amendment No. 8 to Schedule 13D filed with the SEC on September 26, 2018 and Amendment No. 9 to Schedule 13D filed with the SEC on October 4, 2019 (as so amended, the “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.

Item 3. Source and Amount of Funds or Other Consideration.

On February 14, 2019, Cohen & Company Inc., a Maryland corporation (the “Issuer”), issued to Daniel G. Cohen (the “Reporting Person”) 550,000 restricted membership units of Cohen & Company LLC, a majority owned subsidiary of the Issuer (the “Operating LLC”), under the Issuer’s 2010 Long-Term Incentive Plan, as amended, and pursuant to the terms and conditions of the Cohen & Company, LLC Restricted Membership Unit Award, dated February 14, 2019, a copy of which is attached hereto as Exhibit 1 (the “Award Agreement”).  Pursuant to the Award Agreement, the restrictions with respect to 275,000 of the restricted membership units of the Operating LLC will lapse on January 31, 2020 (such restricted membership units of the Operating LLC, the “Units”), and the restrictions with respect to the remaining 275,000 of the restricted membership units of the Operating LLC will lapse on January 31, 2021.

The Reporting Person may cause the Operating LLC to redeem membership units of the Operating LLC at any time for, at the Issuer’s option, (A) cash or (B) one share of the Issuer’s common stock, par value $0.01 per share (“Common Stock”), for every ten membership units in the Operating LLC. Accordingly, the Units may be redeemed into 27,500 shares of Common Stock within 60 days of the date of this Amendment No. 10 to Schedule 13D and the Reporting Person may be deemed to be the beneficial owner of such 27,500 shares of Common Stock.

The Award Agreement is incorporated herein as Exhibit 1, and the description of the Award Agreement contained herein is qualified in its entirety by reference to such Exhibit 1.

Item 4. Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby supplemented by the information set forth in Item 3 above, which information is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The percentages used in the table below and elsewhere herein are based on the following: (a) 1,193,624 shares of Common Stock outstanding as of December 2, 2019 (as provided by the Issuer), plus (b) 525,201 shares of Common Stock into which the 5,252,002 membership units in the Operating Company may be redeemed, which the Reporting Person holds through Cohen

SCHEDULE 13D
CUSIP No. 19249M 102

Bros. Financial, LLC, a Delaware limited liability company of which the Reporting Person is the sole member (“CBF”); plus (c) 27,500 shares of Common Stock into which the Units may be redeemed within 60 days of the date of this Amendment No. 10 to Schedule 13D, which the Reporting Person holds directly.

Number of Shares of Common Stock with Sole Voting Power		Number of Shares of Common Stock with Shared Voting Power Dispositive Power	Number of Shares of Common Stock with Sole Dispositive Power		Number of Shares of Common Stock with Shared Dispositive Power		Aggregate Number of Shares of Common Stock Beneficially Owned		Percentage of Class Beneficially Owned
773,054	(1)(2)(3)	0	693,054	(1)(2)	80,000	(3)	773,054	(1)(2)(3)	44.27%

(1)	Includes 64,113 shares of Common Stock held directly by the Reporting Person and 76,240 shares of Common Stock held through CBF.
(2)

Includes (i) 525,201 shares of Common Stock into which the 5,252,002 membership units in the Operating LLC may be redeemed, which the Reporting Person holds through CBF; and (ii) 27,500 shares of Common Stock into which the Units may be redeemed within 60 days of the date of this Amendment No. 10 to Schedule 13D, which the Reporting Person holds directly.

(3)

Includes 80,000 shares of Common Stock held by EBC, of which the Reporting Person may be deemed to be a beneficial owner as a result of his position as a trustee of EBC and because the Reporting Person has sole voting power with respect to all shares held by EBC.  While the Reporting Person has sole voting power with respect to all shares of the Issuer held by EBC, decisions with respect to the disposition of such shares are made by a majority of the trustees of EBC.

(c) Except as set forth in Item 3 above, there have been no transactions by the Reporting Person in shares of Common Stock during the last 60 days.

(d) EBC has the right to receive dividends from, and the proceeds from the sale of, all shares of Common Stock owned by EBC.  The Reporting Person, Mr. Raphael Licht and Mr. Jeffrey D. Blomstrom, as the trustees of EBC, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented by the information set forth in Items 3 and 5 above, which information is incorporated by reference herein.

SCHEDULE 13D
CUSIP No. 19249M 102

Item 7. Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby supplemented as follows:

Exhibit Number	Description
1	Cohen & Company, LLC Restricted Membership Unit Award, dated February 14, 2019.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2019

By:	/s/ Daniel G. Cohen
Name:	Daniel G. Cohen